December 29, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Myra Moosariparambil and Craig Arakawa

Re:	Sustainable Projects Group Inc.
Form 10-K for the Year Ended December 31, 2022
Form 10-Q for the Quarter Ending June 30, 2023
Response dated August 17, 2023
File No. 000-54875

Ladies and Gentlemen:

Sustainable Projects Group Inc. (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 27, 2023 relating to the Company’s Annual Report Form 10-K for the year ended December 31, 2022, Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and response dated August 17, 2023. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter, the Staff’s comments are presented in bold italics, and the Company’s responses follow each comment.

Form 10-K for the Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note that the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of K.R. Margetson Ltd. on September 12, 2023. You can find a copy of the order on the PCAOB’s website at https://assets.pcaobus.org/pcaob-dev/docs/defaultsource/enforcement/decisions/documents/105-2023-023-krmargetson.pdf?sfvrsn=42692443_4. As K.R. Margetson Ltd. is no longer registered with the PCAOB, you may not include their audit reports or consents in your filings with the Commission on or after the date of revocation. Given that K.R. Margetson is not currently registered with the PCAOB, you should have a firm that is currently registered with the PCAOB re-audit the year(s) that are required to be included in your filings with the Commission. Additionally, please file an Item 4.01 Form 8-K to include all of the information required by that Item within four days of the date of this letter. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor.

The Company acknowledges the Staff’s comment and respectively advises the Staff of the filing of a Current Report on Form 8-K on October 24, 2023 announcing a change in the Company’s certifying accountant and disclosing that the Public Company Accounting Oversight Board removed the registration of the Company’s prior auditor. The Company has completed a re-audit with the Company’s new certifying accountant, Centurion ZD CPA & Co. (“Centurion”). The corresponding restatements for the full year 2021 and 2022 have been included in Amendment No. 1 on Form 10-K/A, which was filed with the Commission on December 12, 2023 (the “Form 10-K/A”).

Note 1. Organization and Nature Operations, page F-8

2.	In your response to comment 2 you state you believe the transaction was a reverse capitalization, equivalent to the issuance of stock by the private company accompanied by a recapitalization which results in accounting similar to that resulting from a reverse acquisition, but with no goodwill or similar intangible asset being recorded. Given the guidance in ASC 805-40-45 addresses reverse acquisitions, based on the prior statement it appears this guidance would be applicable. Further, it appears you have combined all financial statement information for Sustainable Projects Group Inc. and Lithium Harvest, rather than presenting the financial statements for the accounting acquirer and continuing entity, Lithium Harvest. In this regard, and based on ASC 805-40-45, we note the following:

●	It appears the historical income statements have been presented on a combined basis rather than for only Lithium Harvest.

●	It appears you have not adjusted retained earnings and equity balances in accordance with ASC 805-40-45-2(c) and (d) but rather combined the equity balances for each entity in your consolidated balance sheets and your consolidated statements of stockholders’ equity.

Please address these points in a detailed response and provide your proposed revised financial statements and related disclosures. To the extent necessary, please provide the underlying calculations that support your proposed revisions. If you do not believe revisions are necessary based on the guidance noted, please explain and provide the authoritative US GAAP guidance that supports your disclosure and presentation

The Company respectfully acknowledges the Staff’s comment. As part of the re-audit process, the Company, in consultation with Centurion, determined that the acquisition of Lithium Harvest ApS (“Lithium Harvest”) was a reverse acquisition. Lithium Harvest was determined to be the accounting acquiree, and the Company’s financial statements for the full years ended December 31, 2022 and 2021, the three months ended March 31, 2023 and 2022 and the three and six months ended June 30, 2023 and 2022 have been restated accordingly. These restated financial statements are included in the Form 10-K/A, and Amendments No. 1 and No. 2 on Form 10-Q/A for each of the quarters ended March 31, 2023 and June 30, 2023, which were filed with the Commission on December 12, 2023, December 15, 2023, December 18, 2023 and December 27, 2023 (the “Form 10-Q/As”)..

3.	You have accounted for the Exchange Transaction as a reverse merger recapitalization and determined Sustainable Projects Group was not a business at the time of the transaction. However, we note you have included goodwill and intangibles related to YER Brands in the financial statements and that you reflect the Exchange Transaction as a reverse merger recapitalization rather than a reverse acquisition. Please clearly explain how you determined Sustainable Projects Group was not a business under ASC 805-10-55-4 and how your conclusion is consistent with your view that that goodwill and intangible assets related to YER were not impaired due to its future revenue generating capabilities.

The Company respectfully acknowledges the Staff’s comment. As part of the restatement of the Company’s financial statements included in the Form 10-K/A, the Company impaired goodwill and intellectual property and wrote-off inventory of YER Brands Inc. as of the year ended December 31, 2021. This restatement also impacted the Company’s financial statements for the three months ended March 31, 2023 and 2022 and the three and six months ended June 30, 2023 and 2022 , which were also restated and included in the Form 10-Q/As.

Index to Consolidated Financial Statements

Note 9. Intangible Assets, page F-19

4.	We note your response to comment 3 related to your intangible and goodwill balances. Please address the following:

●	Despite any future plans to find a suitable contract or possible licensing of the brand, please address how you considered the fact that you have not recorded revenue related to Soy-yer Dough since 2021 when performing your impairment analysis of both goodwill and intangible assets.

●	Clarify if you have had any recent offers to license the brand and provide the salient details of the contract. To the extent you do not have evidence supporting a contract with another party and given the halted sales since 2021, please further clarify why you believe goodwill and the intangible assets should not be impaired based on the requirements of ASC 350-20-35 and ASC 350-30-35, respectively.

●	In regards to goodwill, specifically address how you considered ASC 350-20-35- 3C(d) which requires consideration of the overall financial performance of the product when assessing goodwill for impairment, including declining cash flows or decline in actual or planned revenue or earnings compared with actual and projected results of the relevant period. In addition, given the recapitalization transaction which resulted in a change in control and an overall change in the focus of your business, tell us how you considered ASC 250-20-35-3C(e), which requires consideration of a change in management, key personnel, strategy or customers when assessing goodwill for impairment.

●	In regards to your intangible assets, please tell us the specific assumptions used in developing your estimates of future cash flows based on the requirements of ASC 360-10-35-29 through 35-35. We note your response that you plan to find a suitable partner to manufacture the products or license the products. However, to the extent you do not have any recent offers or have not yet entered into a contract and based on the fact there has been no revenue generated from the product since 2021 and the changes to your business as a result of the Exchange agreement with Lithium Harvest, please specifically identify the authoritative accounting literature that supports the fact no impairment is necessary.

The Company respectfully acknowledges the Staff’s comment. As part of the restatement of the Company’s financial statements included in the Form 10-K/A, the Company impaired goodwill and intellectual property and wrote-off inventory of YER Brands Inc. as of the year ended December 31, 2021. This restatement also impacted the Company’s financial statements for the three months ended March 31, 2023 and 2022 and the three and six months ended June 30, 2023 and 2022, which were also restated and included in the Form 10-Q/As.

Form 10-Q for the Quarter Ended June 30, 2023

Consolidated Interim Statements of Stockholders’ Equity, page F-4

5.	We note you included 1,252,100 shares as “Shares to be Issued” and identify these shares as “Shares subscribed” in the balance sheet at June 30, 2023. Please explain what these shares represent and why you believe inclusion in your equity balance at June 30, 2023 is appropriate.

The Company respectfully acknowledges the Staff’s comment and agrees that the “shares to be issued” should have been classified as “Shares subscribed”. The Company has corrected this classification in Amendment No. 1 and Amendment No. 2 on Form 10-Q/A for the quarter ended June 30, 2023, which were filed with the Commission on December 18, 2023 and December 27, 2023, respectfully.

If there are further questions or additional information is required, please do not hesitate to contact the undersigned at (305) 209-0844.

Sincerely,

SUSTAINABLE PROJECTS GROUP INC.

By:	/s/ Stefan Muehlbauer
Name:	Stefan Muehlbauer
Title:	Chief Financial Officer

cc:	Sune Mathiesen, Chief Executive Officer

Ben A. Stacke, Faegre Drinker Biddle & Reath LLP